May 22, 2025

VIA EDGAR

Mr. Shane Callaghan
United States Securities and Exchange Commission
Division of Corporate Finance, Office of Mergers & Acquisitions
100 F Street, NE
Washington, D.C. 20549

Re: Nexxen International Ltd.
       Schedule TO-I/A filed May 13, 2025
       File No. 005-92626

Dear Mr. Callaghan:

Nexxen International Ltd. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 15, 2025, relating to the aforementioned Schedule TO-I/A. For reference purposes, the text of your letter dated May 15, 2025, has been reproduced herein (in bold), with the Company’s response below the numbered comment.

In addition, the Company has revised the Schedule TO-I in response to the Staff’s comments and is concurrently filing Amendment No. 3 (the “Amended Schedule TO-I”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the amended Offering Memorandum attached as exhibit (a)(1)(A) to the Amended Schedule TO-I.

Schedule TO-I/A Filed May 13, 2025

Purpose of the Offer, page 14

1.
We reissue in part prior comment 3 in our letter dated May 8, 2025. The revised disclosure in this section regarding the Company's plans, proposals or negotiations is qualified by any of the Company's filings with the SEC and any other public disclosure. Please revise to remove this qualifying language and describe (or specifically incorporate by reference) any of the Company's plans, proposals or negotiations. See Instruction E to Schedule TO and Item 1006(c) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 15 to remove the qualifying disclosure regarding the Company’s plans, proposals or negotiations and has made other related revisions.

Extension of Offer, Termination; Amendment, page 24

2.
We reissue prior comment 6 in our letter dated May 8, 2025. We note that your response indicates that the disclosure on page 24 has been revised to refer to Section 7 of the Offering Memorandum; however, the third paragraph of this section, at the bottom of page 24 of the amended Offering Memorandum, continues to reference the "conditions specified in Section 6." Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 24 such that the third paragraph under Section 14 references Section 7 of the Offering Memorandum.

***

If you have any questions or comments, please do not hesitate to contact me directly at (415) 676 - 7085.

Sincerely,

Nexxen International, Ltd.

/s/ Amy Rothstein
Amy Rothstein
Chief Legal Officer

Copy to:
James J. Masetti, Pillsbury Winthrop Shaw Pittman LLP
Christina Pearson, Pillsbury Winthrop Shaw Pittman LLP